FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Website: http://www.firstpacco.com

(Stock Code: 00142)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited (the "**Company**") will be held at 10:30 a.m. on Wednesday, 20th June 2007 at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong to consider and, if thought fit, approve, with or without modifications, the following resolutions as ordinary resolutions of the Company:–

1. THAT the agreements relating to the provision of related technical services and the licensing of related trademarks by Indofood (as defined in the Circular) from time to time to SAWAB (as more particularly described in Table A set out on page 9 of the Letter from the Board section of the circular issued by the Company on the date hereof to its shareholders (the "**Circular**") and the agreements relating to the provision of raw materials or finished and packaging products by the Indofood Group to SAWAB (as more particularly described in the Letter from the Board section of the Circular) (together the "**SAWAB Agreements**") and the Annual Caps (as defined in the Circular) in respect of the years 2007, 2008 and 2009 in respect of the SAWAB Agreements be and are hereby approved;
2. THAT the renewal, for a further term of three years, of the sale and supply agreement entered into between FID (as defined in the Circular) and DUFIL (as defined in the Circular), which is due to expire in 2008, (as more particularly described in Table B set out on page 11 of the Letter from the Board section of the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) in respect of the financial years ending 31st December 2008 and 2009, applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;
3. THAT the renewal, for a further term of three years, of the sale and supply agreement entered into between CKA (as defined in the Circular) and DUFIL (as defined in the Circular), which is due to expire in 2008, (as more particularly described in Table B set out on page 11 of the Letter from the Board section of the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) in respect of the financial years ending 31st December 2008 and 2009, applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;
4. THAT the Annual Cap in respect of the financial year ending 31st December 2009 in respect of the agreement to be entered into between Indofood (as defined in the Circular) and DUFIL (as defined in the Circular) in respect of trademark licensing and technical assistance services (as more particularly described in Table B set out on page 11 of the Letter from the Board section of the Circular), be and is hereby approved;
5. THAT the renewal, for a further term of three years, of the sale and supply agreement entered into between FID (as defined in the Circular) and Pinehill (as defined in the Circular), which is due to expire in 2008, (as more particularly described in Table B set out on page 11 of the Letter from the Board section of the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) in respect of the financial years ending 31st December 2007, 2008 and 2009, applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;
6. THAT the renewal, for a further term of three years, of the sale and supply agreement entered into between CKA (as defined in the Circular) and Pinehill (as defined in the Circular), which is due to expire in 2008, (as more particularly described in Table B set out on page 11 of the Letter from the Board section of the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) in respect of the financial years ending 31st December 2007, 2008 and 2009, applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement;
7. THAT the Annual Cap in respect of the financial year ending 31st December 2009 in respect of the agreement in respect of trademark licensing entered into between Indofood (as defined in the Circular) and Pinehill (as defined in the Circular) (as more particularly described in Table B set out on page 11 of the Letter from the Board section of the Circular), be and is hereby approved;
8. THAT the agreement in respect of provision of technical assistance services entered into between PIPS (as defined in the Circular) and Pinehill (as defined in the Circular), which is due to expire in 2008, (as more particularly described in Table B set out on page 12 of the Letter from the Board contained in the Circular), the performance of the transactions contemplated by that agreement and the Annual Caps (as defined in the Circular) in respect of the financial years ending 31st December 2007, 2008 and 2009, applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such agreement; and
9. THAT the Noodles Supply and Services Agreement to be entered into between Indofood (as defined in the Circular) and SWGL (as defined in the Circular) in respect of Egypt, Sudan and Yemen, in relation to certain continuing connected transactions between those parties and/or members of their respective groups in respect of the noodles business transactions carried on by the Indofood group of companies (as more particularly described in Table E set out on page 21 of the Letter from the Board section of the Circular), the performance of the transactions contemplated by those agreements and the Annual Caps (as defined in the Circular) applicable to that agreement as set out in the Circular be and are each hereby approved and that any director of the Company be and is hereby authorised to do such further acts and things and execute further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of those agreements.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Nancy L.M. Li
Company Secretary

Hong Kong
30th May 2007

As at the date of this announcement, the board of directors of First Pacific comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Dlw 6/27

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of First Pacific Company Limited in relation to the Unaudited Financial Results of Metro Pacific Investments Corporation (in which the First Pacific Group holds an economic interest of approximately 93%) for the first quarter of 2007.

Dated this 10th day of May, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

NEWS
R E L E A S E

PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS

24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Thursday, 10 May 2007

MPIC'S 1st QTR 2007 CORE PROFIT AT PESOS 124.2 MILLION
VS LOSS OF PESOS 13.0 MILLION IN 2006;
REPORTED NET INCOME UP BY 129% to P110.8 MILLION;
CONSOLIDATED EBITDA RISE SIGNIFICANTLY

The attached press release was released today in Manila by Metro Pacific Investments Corporation (MPIC), in which the First Pacific Group holds an economic interest of approximately 93 per cent.

MPIC is a Philippines based, publicly listed, investment and management holding company with business in water utility, real estate development and hospital care. More information about MPIC can be accessed at www.mpic.com.ph .

* * *

For details, please contact:
Randolph T. Estrellado
Chief Finance Officer & Investor Relations
Telephone: +632 888-0802

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632-888-0888

METRO PACIFIC INVESTMENTS CORPORATION

1st QTR 2007 CORE PROFIT AT PESOS 124.2 MILLION VS LOSS OF PESOS 13.0 MILLION IN 2006; REPORTED NET INCOME UP BY 129% to P110.8 MILLION; CONSOLIDATED EBITDA RISE SIGNIFICANTLY

- Core Net Income of Pesos 124.2 million for the 1st Quarter this year compared with a Net Loss of Pesos 13.0 million last year
- Reported Net Income of Pesos 110.8 million versus a restated Net Profit of Pesos 48.4 million for the same period in 2006, an increase of 129 percent
- Attributable profit from operations of Pesos 148.9 million versus a Net Loss of Pesos 1.2 million last year
- Consolidated EBITDA at Pesos 541.3 million versus Pesos 39.4 million last year
- Improved operational performance across group businesses drive positive outlook for higher and sustained profitability in 2007

MANILA, PHILIPPINES, 10th May 2007 – Metro Pacific Investments Corporation ("MPIC") (PSE: MPI) today reported Core Net Income of Pesos 124.2 million for the first three months of 2007, before non recurring income. This compares with a restated Net Loss of Pesos 13.0 million for the same period in 2006.

Including non-recurring and exceptional items, reported net income stood at Pesos 110.8 million in the first quarter of 2007, a 129 percent increase from the restated Net Profit of Pesos 48.4 million in the first quarter of 2006. The restatement is due to Landco's change in revenue recognition policy to the installment method used in prior year to percentage completion and the sale of MPIC's 83.96 percent interest in Negros Navigation Company, Inc.

The substantial improvement in net income is attributable mainly to the profit contribution from Maynilad Water Services, Inc. ("Maynilad") and the improved performance of Landco, two of MPIC's major investments. Total revenues rose by 308 percent to Pesos 1.13 billion this year from Pesos 277.7 million last year. Cost of sales and operating expenses increased 190 percent to Pesos 894.9 million from Pesos 308.9 million.

Operational Review

DMCI-MPIC Water Co, (the "Water Company") which owns 84 percent of Maynilad contributed an attributable net income of Pesos 136.3 million during the first quarter, representing MPIC's ratable share in the 50:50 joint venture Water Company. Maynilad continued to benefit from its efforts to improve efficiencies in operations and increase billed water volume. As of March 2007, Maynilad registered a billed volume of 68.7 MCM (million cubic meters) up 11.6 percent from 61.6 MCM last year. As a result, non-revenue water (NRW) for the period declined to 65.9 percent from 68.9 percent as at year-end.

In line with billed volume growth, first quarter revenues grew to Pesos 1.82 billion from Pesos 1.60 billion last year. Coupled with a tight control of expenses and lower interest charges, Maynilad's net income for the quarterly period grew to Pesos 440 million, up 31 percent from prior year.

Landco Pacific Corporation ("Landco") contributed an attributable net income of Pesos 12.0 million to MPIC versus Pesos 2.6 million last year as strong sales from its Leisure and Resort projects continue to drive revenues. Sales increased 17 percent to Pesos 222.1 million from Pesos 189.7 million. Gross profit rate also improved to 65 percent from 47 percent as Landco reported lower cost of sales.

One of Landco's projects launched during the year is Hacienda Escudero - Landco's most ambitious development project. The 415-hectare plantation resort and tourism estate in San Pablo City, Laguna features a water park, "agri-tainment", hotels and convention centers, an 18-hole golf course and hospital retirement facility that is set to break ground by the last week of May 2007.

Landco also formed a joint-venture development with ATR KimEng Land to develop its first urban residential community project in Metro Manila known as Tribeca, a 9.7 hectare land located in Sucat, Paranaque.

Medical Doctors Inc., which owns and operates the Makati Medical Center ("Makati Med"), and MPIC have agreed for MPIC to subscribe for up to Pesos 750 million out of a total of Pesos 900 million in convertible subordinated notes that is on offer by Makati Med to fund in part its new medical building and to upgrade existing hospital facilities and equipment. This investment is expected to be completed in May 2007. Upon conversion MPIC's subscription will represent approximately 33 percent ownership in Makati Med. Unaudited first quarter net income this year of Makati Med stood at Pesos 61.6 million versus Pesos 37.2 million last year, an increase of 66 percent last year.

The Board of Directors of MPIC has today approved the increase in the Company's authorized capital stock from Pesos 4.6 billion to Pesos 10.0 billion, equivalent to 10.0 billion common shares. This increase is being undertaken to accommodate the investment being made in Makati Med and in Maynilad, to comply with the requirement of the Philippine Stock Exchange ("PSE") for MPIC to achieve a certain level of public ownership and for future new investments. The Board has also approved in principle the adoption of an Executive Stock Option Plan ("ESOP"), the terms of which will be determined by the Board's Compensation Committee. Both the increase in MPIC's authorized capital stock and the ESOP are subject to shareholders' approval in the Annual Meeting of shareholders to be held in the 14th June 2007.

Outlook for 2007

"The positive results for the first quarter come primarily from core or recurring operations. This is a significant development for MPIC because our financial position is beginning to get based on recurring profit streams rather than exceptional, one-off gains. As well, our improving performance is becoming of a sustainable nature. We are confident about our increasingly favorable prospect for growth and value creation as we build a new and solid future for MPIC, "said Jose Ma. K. Lim, President and Chief Executive Officer.

About MPIC

Metro Pacific Investments Corporation is a Philippines based, publicly listed, investment and management holding company with businesses in water utility, real estate development and hospital care. More information about MPIC can be accessed at www.mpic.com.ph

--- End ---

For details, please contact:
Randolph T. Estrellado
Chief Finance Officer & Investor Relations
Telephone: +632 888-0802

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632-888-0888

END